SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

FMS WERTMANAGEMENT

(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2014, as subsequently amended, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—FMS Wertmanagement—Relationship with the Federal Republic of Germany” on page 2 hereof to the “FMS Wertmanagement—General—Relationship with the Federal Republic of Germany—Relationship with SoFFin—SoFFin” section;

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—FMS Wertmanagement—Other Recent Developments” on page 2 hereof to the “Recent Developments—FMS Wertmanagement—Other Recent Developments” section;

•

Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 3 to 5 hereof;

•

Exhibit (d) is hereby amended by adding the section “Recent Developments—The Federal Republic of Germany—Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 6 hereof to the “Recent Developments—The Federal Republic of Germany” section;

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 6 to 8 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section;

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Employment and Labor” on page 8 hereof to “The Federal Republic of Germany—The Economy—Employment and Labor” section after the table “Employment and Unemployment” on page G-19; and

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—International Economic Relations” on page 9 hereof to “The Federal Republic of Germany—The Economy—International Economic Relations” section.

This report is intended to be incorporated by reference into FMS Wertmanagement’s prospectus dated August 20, 2014 and any future prospectus filed by FMS Wertmanagement with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii

iii

EXCHANGE RATE INFORMATION

FMS-WM files reports with the U.S. Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from September 2015 through December 2015 (through December 11, 2015), as reported by the Federal Reserve Bank of New York.

2015	High	Low
September	1.1358	1.1104
October	1.1437	1.0963
November	1.1026	1.0562
December (through December 11, 2015)	1.1002	1.0573

No representation is made that the euro or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

FMS WERTMANAGEMENT

Relationship with the Federal Republic of Germany

In December 2015, the German Federal Ministry of Finance announced that the mandate of the German Financial Market Stabilization Fund (Finanzmarktstabilisierungsfonds, “SoFFin”) to accept new applications for support measures will expire at the end of the year. This announcement comes as the newly created European Single Resolution Board (“SRB”) prepares to assume responsibility for resolving and restructuring non-viable systemically important banks at the beginning of 2016.

At the same time, the German Federal Ministry of Finance also announced plans to reorganize the functions of the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, “FMSA”). As provided for in the Restructuring and Resolution Act (Sanierungs- und Abwicklungsgesetz), Germany’s national resolution authority is expected to be integrated into the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) as an operationally independent unit located at BaFin’s Frankfurt am Main office. The administration of SoFFin and the management of its remaining holdings are expected to be assumed by the Federal Republic of Germany—Finance Agency (Bundesrepublik Deutschland—Finanzagentur GmbH), which is already responsible for SoFFin’s refinancing activities on behalf of the Federal Republic. The necessary legislative procedure is expected to be initiated in 2016, and the reorganization is expected to be completed by the beginning of 2018.

Other Recent Developments

With effect from October 1, 2015, the FMSA appointed Ms. Michaela Maria Eder von Grafenstein and Ms. Birgit Dietl-Benzin to the Supervisory Board of FMS-WM. Ms. Eder von Grafenstein is a fully qualified lawyer and heads the risk function at the Hamburg-based Aquila/Alceda group, where she is also a member of the executive board. Ms. Dietl-Benzin works for UBS Deutschland AG in Frankfurt, where she is currently head of the local risk unit. As a result of the two new appointments, the Supervisory Board of FMS-WM now has eight members.

In September 2015, the Office of the Public Prosecutor in Munich I concluded its investigation against certain representatives of FMS-WM for breach of trust (Untreue) in connection with FMS-WM’s participation in the Greek debt exchange without bringing charges.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)
Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
3rd quarter 2014	0.2	1.1
4th quarter 2014	0.6	1.4
1st quarter 2015	0.3	1.1
2nd quarter 2015	0.4	1.6
3rd quarter 2015	0.3	1.7

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.3% after price, seasonal and calendar adjustments in the third quarter of 2015 compared to the second quarter of 2015. Compared to the previous quarter, the most significant contribution to GDP came from domestic final consumption expenditure. The final consumption expenditure of both households and government increased. By contrast, gross fixed capital formation decreased slightly. According to provisional calculations, the development of foreign trade had a downward effect on growth because the increase in imports was markedly larger than that of exports.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the third quarter of 2015 increased by 1.7% in price and calendar-adjusted terms, following an increase of 1.6% in the second quarter of 2015.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 3rd quarter of 2015, press release of November 24, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/11/PE15_430_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
November 2014	0.0	0.6
December 2014	0.0	0.2
January 2015	-1.0	-0.3
February 2015	0.9	0.1
March 2015	0.5	0.3
April 2015	0.0	0.5
May 2015	0.1	0.7
June 2015	-0.1	0.3
July 2015	0.2	0.2
August 2015	0.0	0.2
September 2015	-0.2	0.0
October 2015	0.0	0.3
November 2015	0.1	0.4

In November 2015, consumer prices in Germany were 0.4% higher compared to November 2014. The low inflation rate in November 2015 was mainly due to a 7.5% decrease in energy prices compared to November 2014. Most notably, prices for heating oil and motor fuels decreased by 23.0% and 9.9%, respectively, compared to the corresponding period in 2014. Excluding the prices of energy products, the inflation rate in November 2015 compared to November 2014 would have been 1.3%.

Food prices increased by 2.3% in November 2015 compared to November 2014. Overall, the prices of goods decreased by 0.6% in November 2015 compared to November 2014, mainly as a result of the decrease in prices of energy products. By contrast, prices for services increased by 1.2% in November 2015 compared to November 2014, due mainly to a 1.1% increase in net rents exclusive of heating expenses.

Compared to October 2015, the consumer price index increased by 0.1% in November 2015. Overall, energy prices increased by 0.1% and prices for food increased by 0.2% from October 2015 to November 2015.

Source: Statistisches Bundesamt, Consumer prices in November 2015: +0.4% on November 2014, press release of December 11, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/12/PE15_460_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
October 2014	4.8	5.0
November 2014	5.0	4.9
December 2014	4.5	4.8
January 2015	4.9	4.8
February 2015	5.3	4.8
March 2015	4.8	4.8
April 2015	4.9	4.7
May 2015	4.5	4.7
June 2015	4.6	4.7
July 2015	4.6	4.6
August 2015	4.4	4.5
September 2015	4.3	4.5
October 2015	4.4	4.5

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 387,000 persons, or 0.9%, from October 2014 to October 2015. Compared to September 2015, the number of employed persons in October 2015 increased by approximately 27,000, after adjustment for seasonal fluctuations.

In October 2015, the number of unemployed persons decreased by approximately 157,000, or 7.9%, compared to October 2014. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in October 2015 decreased by 0.5% to 1.87 million compared to September 2015.

Sources: Statistisches Bundesamt, 43.4 million persons in employment in October 2015, press release of December 1, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/12/PE15_442_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

(balance in EUR billion) (1)

Item	January to October 2015	January to October 2014
Trade in goods, including supplementary trade items	220.8	190.3
Services	-36.1	-38.2
Primary income	48.1	48.6
Secondary income	-33.3	-32.0

Current account	199.5	168.8

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in October 2015: +3.3% on October 2014, press release of December 9, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/12/PE15_451_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

The Federal Government has forecast that the German general government surplus for full year 2015 will be 0.9% of GDP. The general government gross debt ratio is forecast to be 71.4% as of December 31, 2015, a decrease from 74.9% as of December 31, 2014.

Source: Eurostat, EDP Notification Tables, October 2015, Germany (http://ec.europa.eu/eurostat/documents/1015035/7039947/DE-2015-10.pdf).

Other Recent Developments

Financial Assistance to Euro Area Member States

In August 2015, the Board of Governors of the European Stability Mechanism (“ESM”) approved the Financial Assistance Facility Agreement with Greece. Under the terms of the ESM’s loan agreement with Greece, the ESM will provide up to EUR 86 billion in financial assistance to Greece over three years. The ESM Board of Governors also adopted a Memorandum of Understanding with Greece, specifying the policy measures that the Greek government has agreed to undertake in order to tackle the main challenges facing its economy. On August 20, 2015, the ESM approved the first tranche of financial assistance for Greece of EUR 26 billion, which is divided into a loan sub-tranche of EUR 16 billion to be used for budget financing and debt servicing needs and into a sub-tranche of EUR 10 billion held in a segregated account at the ESM and designated for potential bank recapitalization and resolution costs. Of the first sub-tranche, EUR 13 billion was disbursed on August 20, 2015, and EUR 2 billion was disbursed on November 23, 2015 while the balance of EUR 1 billion is expected to be disbursed upon the Greek government’s completion of certain additional milestones. Of the second sub-tranche, approximately EUR 5.4 billion was disbursed to Greece in early December 2015 to contribute to the recapitalization of the four systemic Greek banks. The total capital shortfall of Greece’s four systemic banks of EUR 14.4 billion identified by the European Single Supervisory Mechanism in October 2015 has therefore been covered in large part by private means. The remaining EUR 4.6 billion remains available to cover further Greek banking sector recapitalization and resolution costs. Future releases of funds will be decided on a case-by-case basis.

Sources: European Stability Mechanism, ESM Board of Governors approves ESM program for Greece, press release of August 19, 2015 (http://www.esm.europa.eu/press/releases/esm-board-of-governors-approves-esm-programme-for-greece.htm); European Stability Mechanism, ESM Board of Directors approves first loan tranche of €26 bn for Greece, press releases of August 20, 2015 (http://www.esm.europa.eu/press/releases/esm-board-of-directors-approves-first-loan-tranche-of-26-bn-for-greece.htm); European Stability Mechanism, ESM Board of Directors approves €2 billion disbursement to Greece, press release of November 23, 2015 (http://www.esm.europa.eu/press/releases/esm-board-of-directors-approves-2-billion-disbursement-to-greece.htm); European Stability Mechanism, ESM Board of Directors approves €2.72 billion disbursement to recapitalise Piraeus Bank of Greece, press release of December 1, 2014 (http://www.esm.europa.eu/press/releases/esm-board-of-directors-approves-2.72-billion-disbursement-to-recapitalise-piraeus-bank-of-greece-.htm); European Stability Mechanism, ESM Board of Directors approves €2.71 billion disbursement to recapitalise National Bank of Greece, press release of December 8, 2014 (http://www.esm.europa.eu/press/releases/esm-board-of-directors-approves-2.71-billion-disbursement-to-recapitalise-national-bank-of-greece.htm); European Central Bank, ECB finds total capital shortfall of €14.4 billion for four significant Greek banks, press release of October 31, 2015 (https://www.bankingsupervision.europa.eu/press/pr/date/2015/html/sr151031.en.html).

In October 2015, following a positive assessment of the seventh review of Cyprus’s macroeconomic adjustment program, the European Stability Mechanism (“ESM”) disbursed EUR 500 million to Cyprus, raising the amount of ESM financial assistance for Cyprus to EUR 6.3 billion out of the approximately EUR 9 billion committed by the ESM at the start of the financial assistance program.

Source: European Stability Mechanism, ESM Board of Governors approves updated Memorandum of Understanding with Cyprus, press release of October 5, 2015 (http://www.esm.europa.eu/press/releases/esm-board-of-governors-approves-updated-memorandum-of-understanding-with-cyprus.htm).

European Financial System

As part of the European banking union, the Single Resolution Fund (“SRF”) and the SRB will become fully operational as scheduled on January 1, 2016. As of such date, SoFFin will be closed for new applications for assistance from credit institutions. The total target size of the SRF, equal to 1% of the amount of covered deposits of all credit institutions authorized in all the member states of the European Union (“Member States”) participating in the banking union, was estimated to be approximately EUR 55 billion in 2014 and will be built up through contributions by banks in the participating Member States over a period of eight years from 2016 to 2023. The German banking sector is required to contribute just under EUR 15.5 billion over this period.

As of 2016, each participating Member State will provide a national individual credit line to the SRB to back its banks’ contributions to the SRF in case of possible funding shortfalls following resolution cases of its banks. The maximum aggregate amount of the credit lines of the participating Member States will amount to EUR 55 billion, with a repartition key among Member States that corresponds to the contributions to the SRF to be made by banks in each Member State until 2023.

Sources: Federal Ministry of Finance, Reorganisation of the Federal Agency for Financial Market Stabilisation (FMSA), press release of December 14, 2015 (http://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Topics/Financial_markets/Articles/2015-12-14-reorganisation-fmsa.html); Deutsche Bundesbank, Compromise reached over resolution fund, article dated December 22, 2014 (https://www.bundesbank.de/Redaktion/EN/Topics/2014/2014_12_22_compromise_reached_resolution_fund.html); Council of the European Union, Statement on Banking Union and bridge financing arrangements for the Single Resolution Fund, press release of December 8, 2015 (http://www.consilium.europa.eu/en/press/press-releases/2015/12/08-statement-by-28-ministers-on-banking-union-and-bridge-financing-arrangements-to-srf).

German and EU Reaction to Migratory Pressure

Approximately 800,000 migrants are expected to seek asylum in Germany in 2015, which would be unprecedented in the history of the Federal Republic and pose major humanitarian, administrative and financial challenges for the German federal government (Bund), federal states (Länder) and municipalities. Against this background the German federal government and the heads of the German federal states have agreed on measures to tackle the ongoing migrant crisis, which became effective as of October 24, 2015. Specifically, the German federal government has agreed to provide a lump sum of EUR 670 per migrant per month payable for the period from the migrant’s registration through the conclusion of the refugee’s application process for seeking asylum. In addition, the German federal government has undertaken to contribute EUR 500 million for social housing and EUR 350 million for unaccompanied minors. Albania, Kosovo and Montenegro are to be classified as safe countries of origin with the aim of accelerating the decision-making process on futile applications for asylum by migrants from these countries. The number of such applications increased strongly in the past year, with more than 90% the applications having been rejected. On November 25, 2015, the German Bundestag adopted a supplementary budget for the fiscal year 2015 in order to finance the agreement between the German federal government and the German federal states with respect to reception and accommodation of refugees and asylum seekers. The supplementary budget provides for an additional EUR 1 billion as relief for the federal states and municipalities, thereby raising the total amount of budgetary funds allocated in this area to EUR 2 billion. Furthermore, the supplementary budget establishes a reserve in an amount of EUR 5 billion, which is earmarked to finance the measures agreed from 2016 onwards. Should there be budgetary surplus at the end of 2015, any additional revenue would be used for this reserve, too. The German federal budget is expected to remain balanced in 2015.

Sources: Bundesregierung, Bund-Ländertreffen zu Flüchtlingen – Merkel „Ein guter Tag für Kommunen”, article dated September 24, 2015 (http://www.bundesregierung.de/Content/DE/Artikel/2015/09/2015-09-24-fluechtlinge-kanzleramt.html); Bundesregierung, Bund und Länder einigen sich auf Maßnahmen, press release dated September 25, 2015 (http://www.bundesregierung.de/Content/DE/Infodienst/2015/09/2015-09-25-bund-und-laender-einigen-sich-auf-massnahmen/0-bund-und-laender-einigen-sich-auf-massnahmen.html); Bundesregierung, Gesetzespaket in Kraft getreten – Effektive Verfahren, frühe Integration, article dated October 26, 2015 (http://www.bundesregierung.de/Content/DE/Artikel/2015/10/2015-10-15-asyl-fluechtlingspolitik.html;jsessionid=EE62FCF01908C6CFB23A68242AE19E13.s1t1); Bundesministerium der Finanzen, Zweiter Nachtragshaushalt 2015 in Kraft getreten, press release dated November 25, 2015

(http://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Bundeshaushalt/Bundeshaushalt_2015/2015-11-25-zweiter-nachtrag-2015.html).

On September 22, 2015, the Council of the European Union adopted a decision establishing a temporary and exceptional relocation mechanism over two years from the frontline member states Italy and Greece to other member states. It will apply to 120,000 persons in clear need of international protection. In addition, on September 23, 2015, the European Council unanimously agreed to work on the implementation of a number of measures, including the establishment of “hotspots” in frontline European Union (“EU”) member states in order to guarantee identification, registration and fingerprinting of migrants and at the same time ensure relocation and returns. The member states also agreed to contribute at least an additional EUR 1 billion to respond to the urgent needs of refugees in the region by helping the United Nations High Commissioner for Refugees (“UNHCR”), the World Food Program and other agencies. On October 25, 2015, leaders representing the countries along the Western Balkans migration route met in Brussels at the European Commission’s headquarters and agreed to improve cooperation and step up consultation. In particular, leaders agreed to improve the border management and to increase reception capacities in Greece and in the Western Balkans with support of the UNHCR.

Sources: Council of the European Union, Council decision establishing provisional measures in the area of international protection for the benefit of Italy and Greece, adopted on September 22, 2015 (http://data.consilium.europa.eu/doc/document/ST-12098-2015-INIT/en/pdf); Council of the European Union, Finding Solutions to Migratory Pressures, last reviewed on December 10, 2015 (http://www.consilium.europa.eu/en/policies/migratory-pressures/); European Council, Informal meeting of EU heads of state or government on migration, 23 September 2015 – statement, statement of September 24, 2015 (http://www.consilium.europa.eu/en/press/press-releases/2015/09/23-statement-informal-meeting/); European Commission, Meeting on the Western Balkans Migration Route: Leaders Agree on 17-point plan of action, press release of October 25, 2015 (http://europa.eu/rapid/press-release_IP-15-5904_en.htm).

In November 2015, EU leaders agreed with Turkey on an action plan to reduce the influx of refugees to Europe. As part of this agreement, the EU will provide EUR 3 billion to finance humanitarian assistance for refugees in Turkey. Both sides agreed to step up their active cooperation on maritime rescue operations, improve border management and intensify efforts to tackle criminal human traffickers. In addition, both sides agreed to focus on enhancing relationships between the EU and Turkey, including by driving forward negotiations for the accession of Turkey to the EU.

Source: Bundesregierung, Action plan agreed to address the refugee crisis, statement of November 30, 2015 (http://www.bundesregierung.de/Content/EN/Reiseberichte/2015/2015-11-29-eu-tuerkei-gipfel.html?nn=709674).

Employment and Labor

The following table presents data with respect to the employment rate broken down by gender and age for 2014 and 2005.

EMPLOYMENT RATE – BREAKDOWN BY GENDER AND AGE

	Total		Men		Women
(Age in years)	2014	2005	2014	2005	2014	2005
	(Employed persons as a percentage of total population of same gender and age)
15 to 19	25.9	25.7	28.0	28.6	23.6	22.7
20 to 24	63.9	59.3	65.0	61.2	62.7	57.4
25 to 29	77.6	69.7	80.2	74.0	74.8	65.2
30 to 34	82.1	75.5	88.3	84.6	75.9	66.4
35 to 39	83.7	79.3	90.0	87.2	77.4	71.2
40 to 44	85.9	80.9	90.9	86.5	80.8	75.1
45 to 49	86.0	79.8	89.7	84.7	82.1	74.8
50 to 54	83.2	75.2	86.7	80.8	79.6	69.7
55 to 59	76.9	63.3	81.5	71.3	72.4	55.3
60 to 64	52.3	28.1	59.0	35.8	46.0	20.7
65 and older	5.6	3.3	8.0	5.0	3.7	2.1

Total (15 and older)	56.8	51.5	62.4	58.4	51.5	45.0

Source: Statistisches Bundesamt, Labor force participation, Employed and employment rate by sex and age, Results of the microcensus 2005 und 2014 – Annual averages (https://www.destatis.de/EN/FactsFigures/NationalEconomyEnvironment/LabourMarket/Employment/TablesEmploymentAccounts/ParticipationPension70.html).

The following table presents data with respect to the structure of employment by economic sector for 2014 and 2005.

STRUCTURE OF EMPLOYMENT – ECONOMIC SECTORS

	2014	2005
	(Percent of total)
Agriculture, forestry and fishing	1.5	1.7
Production sector (excluding construction)	18.9	19.9
of which: manufacturing	17.5	18.4
Construction	5.7	5.8
Trade, transport, accommodation and food services	23.0	23.4
Information and communication	2.9	2.9
Financial and insurance services	2.8	3.2
Real estate activities	1.1	1.1
Business services	13.2	11.0
Public services, education, health	23.9	23.7
Other services	7.0	7.2

Total (1)	100.0	100.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2014 (September 2015), Table 2.2.9.

International Economic Relations

Foreign Direct Investment

The following table presents data with respect to foreign direct investment stocks at year-end 2013.

FOREIGN DIRECT INVESTMENT STOCKS AT YEAR-END 2013

	Outward (1)	Inward (2)
	(EUR in billions)
Total (3)	919.0	458.4
Selected countries and regions
European Union	410.7	356.1
of which: European Monetary Union	195.4	308.1
of which: United Kingdom	107.4	33.8
Switzerland	28.7	26.2
Russia	22.9	2.4
United States	241.7	33.7
Canada	11.6	0.8
Central America	13.8	3.8
South America	28.1	0.2
Asia	108.7	25.1
of which: China	47.8	1.2
of which: Japan	12.0	16.9
Australia	16.4	2.2
Africa	8.4	0.8
Selected economic sectors of investment object
Manufacturing	313.7	117.0
of which: Chemicals and chemical products	67.1	15.5
of which: Machinery and equipment	28.9	16.4
of which: Motor vehicles, trailers and semi-trailers	82.5	0.4
Electricity, gas, steam and air conditioning supply	52.5	13.9
Wholesale and retail trade; repair of motor vehicles	136.5	47.5
Information and communication	34.9	58.6
Financial and insurance activities	228.6	87.6
Accommodation and food service activities	27.6	28.7
Activities of holding companies	54.9	80.1

(1)	German foreign direct investment abroad.
(2)	Foreign direct investment in Germany.
(3)	Primary and secondary direct investment (consolidated).

Source: Deutsche Bundesbank, Bestandserhebung über Direktinvestitionen, Statistische Sonderveröffentlichung 10 (April 2015), Tables 1.2.a, I.2. c, II.2.a, II.2.b.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant FMS Wertmanagement has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

FMS Wertmanagement

By:	/S/ ERNST-ALBRECHT BROCKHAUS
Name:	Ernst-Albrecht Brockhaus
Title:	Member of the Executive Board

By:	/S/ JENS REMMERS
Name:	Jens Remmers
Title:	Head of Investor Relations

Date: December 17, 2015